March 26, 2020

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Chicago

New York Washington, DC London

San Francisco

Los Angeles

Singapore vedderprice.com

Deborah Bielicke Eades Shareholder

+1 312 609 7661 deades@vedderprice.com

Re:	Columbia Funds Series Trust II (the "Registrant")
File No. 333-236633

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the "Commission") to Vedder Price P.C. on March 18, 2020, with respect to the Registrant's Registration Statement on Form N-14 filed on February 25, 2020 (the "Registration Statement") relating to the issuance of shares of beneficial interest in connection with the proposed combination of Columbia Global Energy and Natural Resources Fund, a series of Columbia Funds Series Trust I and Columbia Global Infrastructure Fund, a series of the Registrant (each a "Target Fund" and collectively the "Target Funds") into Columbia Global Equity Value Fund, a series of the Registrant (each, a "Reorganization"). The Columbia Global Equity Value Fund and the Target Funds are each referred to herein as a "Fund" and collectively as the "Funds." Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff's comments and the Registrant's responses.

This response excludes comments received with respect to the proposal to elect trustees, which will be addressed separately.

1.Comment: In the Q&A Section, introductory paragraph, please consider defining acquiring funds in first paragraph.

Response: Registrant has made the requested change.

2.Comment: In the Q&A Section, in the section captioned "Why are Reorganizations being proposed?", please (a) clarify that any cost savings will only be achieved after payment of allocated reorganization costs; (b) delete the term "generally"; (c) reconcile the statement regarding whether

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Mr. Mark Cowan

March 26, 2020

fees are "lower" versus "same or lower"; and (d) to the extent that fee comparisons are after waivers, clarify that fees may go up after the expiration of any waivers.

Response: Registrant has clarified that cost savings will only be achieved after recoupment of reorganization cost and has deleted the term "generally." Registrant has ensured that the comparative statement is consistent through the Q&A and the proxy statement/prospectus. With respect to the these Funds, the Funds are operating below their waivers. Accordingly, the fee comparisons are based on gross expenses.

3.Comment: With respect to the fee and expense tables, please clarify why waivers are not shown the tables.

Response: Waivers are not shown in the tables if the waivers are not in effect for at least one year from the effective date of the Registration Statement.

4.Comment: In the Q&A Section, in the section captioned "Are there costs of the Reorganizations?", please (a) include an estimate of the total costs of the Reorganization and the rationale for allocating costs in the selected manner, and (b) disclose how costs will be allocated if reorganizations are not approved.

Response: Registrant has added the requested disclosure.

5.Comment: In the Q&A regarding federal income tax consequences, disclose the specifics of the repositioning and cross reference to the more fulsome disclosure in the body of the document. Explain the basis for the use of the September 30, 2019 date for repositioning data.

Response: Registrant has added a separate Q&A regarding the repositioning and has enhanced disclosure to state (a) the anticipated percentage of the portfolio expected to be sold, and (b) such repositioning will result in transactions costs which will vary under market conditions. Under current unprecedented market conditions, Registrant believes that disclosing estimated dollar amounts of capital gains without including the full disclosure contained in the body of the proxy statement/prospectus is potentially misleading. For the information of the staff, the repositioning information is as of September 30, 2019, which is the date of the information presented to the Board of Trustees. Registrant has enhanced the disclosure in the body of the prospectus/proxy statement to make clear that such disclosures are based on information at a past point time and actual transactions costs and capital gains will vary based on market conditions and the extent of a Fund's capital loss carry forwards at the time of the sale.

6.Comment: In the Q&A section with respect to Fees and Expenses, please (a) include a yes/no response; (b) delete the term "generally"; and (c) reconcile the term "lower" with the "same or lower" above.

Response: Registrant has made the requested changes.

Mr. Mark Cowan

March 26, 2020

7.Comment: In the Q&A section captioned "Will I be Notified of the Results?", add a yes/no response.

Response: Registrant has made the requested change.

8.Comment: On page 1 of the proxy statement/prospectus in Section A, please provide more specificity with respect to the Investment Manager's reasons for recommending the reorganizations.

Response: Registrant has made the requested change.

9.Comment: On page 2 of the prospectus/proxy statement, in the section captioned "Where to Get More Information", please (a) add 1933 Act file numbers, and (b) include sub-heading for each Fund. For Columbia Global Infrastructure, please explain in correspondence why the Statement of Additional Information is dated different than the prospectus.

Response: Registrant has made the requested changes. For the information of the staff, Registrant uses a single Statement of Additional Information for all series. Because different series have different fiscal years, the Statement of Additional Information may be updated with respect to some but not all series based on fiscal year ends. Accordingly, the Statement of Additional Information will bear the date of its most recent update.

10.Comment: With respect to the Fee and Expense Tables, please confirm in correspondence that the fees presented represent current fees.

Response: Registrant confirms that the table reflects the current fee schedules of the Funds.

11.Comment: With respect to the Fee and Expense Table and Example at pages 4 and 5, please show a separate pro forma and expense example for each Target Fund.

Response: Registrant has made the requested change.

12.Comment: With respect to the lead in paragraph to the Expense Examples, please delete the phrase "and then redeem all of your shares at the end of those periods."

Response: Registrant has made the requested change.

13.Comment: Explain by correspondence the rationale for the repositioning occurring at the Acquiring Fund.

Response: The Investment Manager considers varying factors including (a) whether the Acquiring Fund's policies prevent it from holding the security; (b) whether the Target Fund had capital loss carryovers that could offset capital gains; (c) whether there was a liquidity event expected to occur prior to the Reorganization with respect to a Target Fund, such as rebalancing to

Mr. Mark Cowan

March 26, 2020

an index; and (d) whether the Acquiring Fund follows a focused strategy limiting the number of holdings.

14.Comment: With respect to the discussion of repositioning costs at page 6 of the proxy statement/prospectus, please (a) explain in correspondence the basis for the September 31, 2019 date; (b) quantify repositioning costs in dollars, not just as basis points; (c) provide capital gains in aggregate dollars not just per share amount; and (d) consider including a separate Q&A on repositioning.

Response: See response No. 5 above with respect to comments (a) and (d). Registrant has added disclosure regarding the aggregate dollar amount of repositioning costs. Registrant believes that providing capital gain amounts on a per share basis is more meaningful disclosure to shareholders than aggregate dollar amounts. Registrant respectfully declines comment (c).

15.Comment: With respect to the discussion of the costs of reorganizations at page 1 under the caption "How each Reorganization Will Work" and the "Costs of the Reorganization" at page 6 of the proxy statement/prospectus, please (a) please clarify the allocation of reorganization costs (e.g., clarify which expenses are allocated by Fund and which are split equally between the Funds);

(b) specify what "out-of-pocket" expenses include; and (c) add the phrase "as set forth below" at the end of the first sentence in the "Costs of the Reorganization" section on page 6.

Response: The bullet points on page 1 are intended to be a brief summary. Accordingly, Registrant has added a cross reference to the "Costs of the Reorganization" section in the summary. Registrant has revised the disclosure at page 6 to be more specific regarding how the costs are allocated. Registrant notes that the dollar amount of fees borne by the Acquiring Fund is set forth in the table on page 6.

16.Comment: Please confirm whether the estimated reorganization costs table take into account the limitation that expenses borne by a Fund will not exceed the anticipated the first year following the Reorganization.

Response: Confirmed.

17.Comment: Please add disclosure regarding the methodology for calculating the amounts of the anticipated reduction in expenses and the payback period.

Response: Registrant has added requested disclosure.

18.Comment: With respect to the comparative investment objective and strategy table at page, highlight any differences in the paragraph preceding the table.

Response: Registrant believes that the material differences have been highlighted in the paragraph preceding the table and that the table format is a more meaningful format for less significant differences in policies and/or wording or policies.

Mr. Mark Cowan

March 26, 2020

19.Comment: In the comparative investment objective and strategy table at page 10, in the row relating to the concentration policy, please add "without being considered concentrated" to the end of the second sentence in the Acquiring Fund column.

Response: The referenced sentence is part of the fundamental investment policy of the Fund and matches the statutory prospectus of the Fund. Registrant respectfully declines to make this change.

20.Comment: In the Comparison of Principal Risks section at page 11, please include a table showing the Principal Risks, not just a cross reference to Section D.

Response: Registrant has made the requested change.

21.Comment: In the Comparison of Performance section at page 12, please (a) disclose information regarding any additional indices used by the Target Fund or Acquiring Fund, (b) specify which classes are adjusted, and (c) confirm that share classes with expenses lower than Class A are not adjusted.

Response: Registrant believes that the disclosure adequately shows the indices used by the Funds. Registrant has added disclosure to the effect that, for each share class offered subsequent to the Fund's Class A shares, the performance of newer share classes includes performance of Class A Shares. Registrant confirms that share classes with expenses lower than Class A are not adjusted. We refer the staff to the third paragraph under the section captioned "Comparison of Performance" in the proxy statement/prospectus and the section captioned "Performance Disclosure" in the Statement of Additional Information dated January 1, 2020.

22.Comment: In the comparison of investment objectives and strategies chart at page 14 for the Columbia Global Infrastructure Fund, please state that the investment objectives are substantially the same and may be changed only with shareholder approval. Please see comments 14-16 above.

Response: Registrant has added the requested disclosure with respect to the investment objectives. Please see responses to Comments 14-16 above.

23.Comment: With respect to the conditions to closing at page 22, in the last bullet point of the enumerated conditions, please delete the term "generally" with respect to the tax opinion paragraph or state the exceptions.

Response: Registrant has made the requested change.

24.Comment: With respect to the section captioned "Board Considerations" a page 25:

(a)Please list any factors that the Board considered that weighed against approving the reorganization.

Mr. Mark Cowan

March 26, 2020

(b)With respect to item 1 and 9 of the enumerated general factors on page 25, please identify the various benefits considered if not already described or delete if none.

(c)With respect to item 4 of the enumerated general factors on page 25 and the section; captioned "Expense Ratios" on page 27, please explain the reference to the term "net" fees. We note that no fee waivers are shown in the fee and expense tables.

(d)With respect to item 9 of the enumerated list and the paragraph immediately following the list, please describe the Board's considerations with respect to each factor.

(e)With respect to the disclosure specific to Reorganization 2, please specify what is meant by the term "mid-and long-term periods."

Response:

(a)Registrant believes that the Board Considerations disclose all material factors considered by the Board, which include potential benefits of each Reorganization as well as potential adverse consequences of the Reorganization including the possibility of gains and losses in connection with a repositioning and the costs of the Reorganization. Registrant also notes that there is detailed disclosure on each of these topics elsewhere in the proxy statement/prospectus including the Q&A and the section in Summary captioned "U.S. Federal Income Tax Consequences."

(b)Item 1 of the general factor has been deleted.

(c)The reference to "on a net basis" has been deleted.

(d)The following text has been added to the paragraph following the enumerated list:

With respect to each of these factors, the applicable Board concluded, within the context of their overall conclusions, that such factor supported the approval of the Reorganization.

(e)The term "mid- and long-term" has been replaced with "three-to five-year periods."

25.Comment: With respect to the Section captioned "Quorum and Method of Tabulation", with respect to Columbia Global Energy and Natural Resources Fund, please clarify that broker votes to not count toward a quorum (i.e., since there is no non-routine proposal). Please delete the last two sentences of paragraph 2 of this section describing the process for interacting with brokers and nominees regarding broker non-votes.

Response: Registrant has revised the reference to broker non-votes to state "if any." Registrant has deleted the last two sentences.

Mr. Mark Cowan

March 26, 2020

26.Comment: With respect to Section D – Additional Information Applicable to the Acquiring Fund, consider incorporating some or all of this information by reference.

Response: The format of this section is consistent with historical practice. The Registrant wishes to maintain such consistency.

27.Comment: With respect to Exhibit A – Capitalization Table. move this section to the body of the document.

Response: Registrant has made the requested change.

28.Comment: With respect to the Statements of Additional Information in the Reorganization SAI, consider using incorporation by reference.

Response: Registrant has made the requested change.

29.Comment: In the pro forma financial statements in the Reorganization SAI, with respect to Columbia Global Energy and Natural Resources Fund, please ensure that the term "global" is included in the name in all places.

Response: Registrant has made the requested change.

30.Comment: With respect to portfolio repositioning, please disclose dollar amount rather than or in addition to basis point amount.

Response: Registrant has added the dollar amount of estimated transaction costs.

31.Comment: In the pro forma financial statements in the Reorganization SAI, disclose the dollar amount of any capital loss carryovers that are available for each Fund and whether such amounts are subject to expiration and limitation. Please also include this information in the proxy statement/prospectus.

Response: Registrant has made the requested changes.

32.Comment: Please include portfolio repositioning information in the pro forma financial statements in the SAI rather than cross referencing the proxy statement/prospectus.

Response: Registrant has made the requested change.

Mr. Mark Cowan

March 26, 2020

33.Comment: Please add the semi-annual reports of the Acquiring Fund to the section captioned "Where to Get More Information" in the proxy statement/prospectus.

Response: Registrant has made the requested change.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

DBE/kb